UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                                       to

Commission File Number 1-5057

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

OFFICEMAX
SAVINGS PLAN

B.                         Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFFICEMAX INCORPORATED

263 Shuman Boulevard

Naperville,  IL 60563

OFFICEMAX
SAVINGS PLAN

Financial Statements and Supplemental Schedule

(With Report of Independent Registered Public Accounting Firm)

December 31, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Retirement Committee of OfficeMax Incorporated and
   the Plan Administrator of the OfficeMax Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the OfficeMax Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, during 2006 the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 28, 2007

OFFICEMAX

SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments, at fair value:
OfficeMax Savings Plan Trust	$ 510,173,328	$ 509,273,561
Self Managed Account	20,655,694	20,805,670
Participant loans	11,252,010	12,480,001
Total investments	542,081,032	542,559,232

Receivables:
Participant contributions	898,032	—
Employer contributions	402,000	—
Total receivables	1,300,032	—

Net assets available for benefits, at fair value	543,381,064	542,559,232

Adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts	2,326,596	1,381,820
Net assets available for benefits	$545,707,660	$543,941,052

See accompanying notes to financial statements.

OFFICEMAX

SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Plan year ended December 31, 2006

Additions:
OfficeMax Savings
Plan Trust investment income:
Net appreciation in fair value of investments	$53,035,863
Dividend income	4,440,897
Net appreciation — Self Managed Account	2,118,060
Interest on participant loans	785,580
Contributions:
Participant	23,693,285
Company, net of forfeitures	7,554,312
Total additions	91,627,997

Deductions:
Participant withdrawals	(88,292,114)
Administrative expenses	(1,569,275)
Total deductions	(89,861,389)
Net increase	1,766,608

Net assets available for benefits, beginning of year	543,941,052
Net assets available for benefits, end of year	$545,707,660

See accompanying notes to financial statements.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2006

(1)                     Description of Plan

The following brief description of the OfficeMax Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and to the plan document for more complete information.

(a)                     General

The Plan is a defined contribution plan containing a “cash or deferred arrangement” as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which, subject to minimum age and hours requirements, covers all eligible employees of OfficeMax Incorporated and its subsidiaries (Company or we), including employees who had formerly participated in the OfficeMax, Inc. Savings Plan, the Boise Cascade Corporation Retirement Savings Plan (RSP), or the Boise Cascade Qualified Employee Savings Trust (QUEST). The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an “individual account plan” in accordance with Section 404(c) of ERISA and is intended to satisfy the requirements of Department of Labor Regulation §2550.404c-1.

(b)                     Merger

On December 31, 2004, the Company merged the QUEST, RSP, and OfficeMax, Inc. Savings Plan into the Boise Cascade Corporation Savings and Supplemental Retirement Plan (SSRP). This left the Company with one consolidated savings plan. Effective January 1, 2005, the resulting combined plan was renamed the OfficeMax Savings Plan. The Plan is part of a bundled service arrangement through Citistreet L.L.C. with various investment options.

 (c)                   Participant Contributions

As of January 1, 2005, participants not identified as highly compensated individuals may contribute to the Plan, in whole percentages, 1% to 50% of eligible compensation except that Puerto Rico participants may contribute 1% to 10% of eligible compensation. Contributions may only be made on a before-tax basis.

Highly compensated participants who have been classified as such for two or more consecutive years are restricted to 1% of eligible earnings. Highly compensated participants who have been classified as such for only one year are restricted to 6% of eligible earnings.

(d)                     Company Match

Once a participant is eligible, the participant can receive Company matching contributions in the form of cash in the amount of $0.50 for every dollar contributed up to the first 6% of eligible earnings. Prior to January 1, 2005, slightly different matching rates applied under the predecessor plans.

For participants hired on or before October 31, 2003 (not including participants formerly in QUEST, RSP or the OfficeMax, Inc. Savings Plan who were merged into the SSRP on December 31, 2004), once the participant was eligible to receive the Company match, the Company matched participant contributions through allocations of stock in the Employee Stock Ownership Plan (ESOP) component of the Plan. The Company made cash contributions to the ESOP component of the Plan through 2004 which, when aggregated with dividends paid on the Company’s Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP component, equaled the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, proceeds of which were used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan.

However, the Company contributed additional cash equal to the amount needed to cash out retired shares for a short period in late 2003 and early 2004. The additional contributions ensured that there were enough shares available to allocate for the Company match through September 23, 2005. After that date, the Company match for those participants formerly receiving their match in shares was made in cash.

(e)                      Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company match including the ESOP component allocations (if applicable), and an allocation of plan earnings and expenses based upon the relative account balances and investment funds in which the participant’s account is invested. The benefit to which a participant is entitled upon retirement or termination of employment is the amount of the participant’s vested account balance.

(f)                        Vesting

A Participant’s Before Tax Contribution Account, After Tax Contribution Account (if applicable to the extent the participant was able to make such contributions under a predecessor plan prior to January 1, 2005), and Rollover Contribution Account are always 100% vested and nonforfeitable.

For participants who are hired on or after January 1, 2005, a Participant’s Employer Account shall be 100% vested and nonforfeitable upon the earliest of: attaining age 65; completing three years of service; or death while employed by an Employer.

For participants who began participating in the SSRP prior to January 1, 2005, a Participant’s Employer Account shall be 100% vested and nonforfeitable upon the earliest of: attaining age 65; completing 3 years of service; completing 3 years of participation; death while employed by an Employer; disability while employed by an Employer; termination of employment as a result of the sale of the participant’s location or division; or termination of employment as a result of the closure, without planned resumption of operations, of the facility at which the participant is employed.

With respect to participants who were participating in the OfficeMax, Inc. Savings Plan prior to January 1, 2005, a Participant’s Employer Account shall be 100% vested and nonforfeitable upon the earliest of: attaining age 65; completing three years of service; or death while employed by an Employer. With respect to participants who were participating in the OfficeMax, Inc. Savings Plan prior to January 1, 2005, and who were hired on or before December 31, 2003, in addition to the above, a Participant’s Employer Account shall become 50% vested upon completing two years of service.

Upon a participant’s termination of employment, amounts not fully vested are forfeited and generally used to reduce the amount of current Company contributions to the Plan.

(g)                     Investment Options

Beginning January 1, 2005, participants may direct their contributions to any of the following investment options. The investment manager for each fund is listed below.

Fund	Investment Manager(s)
Conservative Asset Allocation Fund	State Street Global Advisors (SSGA)
Moderate Asset Allocation Fund	State Street Global Advisors
Aggressive Asset Allocation Fund	State Street Global Advisors
Stable Value Fund	INVESCO Institutional (N.A.), Inc. (INVESCO)
Bond Market Index Fund	State Street Global Advisors
S&P 500 Index Fund	State Street Global Advisors
Mid/Small Cap Index Fund	State Street Global Advisors
International Equity Index Fund	State Street Global Advisors
Real Estate Index Fund	State Street Global Advisors
OfficeMax Common Stock Fund	Not applicable
Self Managed Fund	Not applicable

Investments in these funds include corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. The Plan also offers a Self Managed Account which is a brokerage option. This option affords more flexibility in choosing retirement savings investments by allowing participants, at their discretion, to invest in New York Stock Exchange, American Stock Exchange, and NASDAQ listed stock, most corporate and government bonds, and approximately 5,000 different Mutual Funds from over 300 fund families. Investments will be made in accordance with guidelines in the plan document; the Trust Agreement between State Street Bank and Trust Company, as trustee, and the Company; and in accordance with investment policies established by the Company and incorporated into investment management agreements with each investment manager.

The Company sends participant contributions to the trustee as soon as administratively feasible and the trustee invests participants’ contributions and earnings thereon, among the investment funds as directed by each participant.

Participants have the right to change the amount of their contributions, the investment funds in which contributions are invested, and transfer existing account balances among the Plan’s investment funds on a daily basis with some restrictions.

(h)                     Participant Loans

Beginning January 1, 2005, a participant may borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or (2) 50% of his or her vested account balance in all contribution accounts not invested in the Self Managed Fund account, with a minimum loan amount of $1,000. For  years prior to 2005, a participant could borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her combined balance in the before-tax account balance, rollover account balance, and vested Company contribution account balance, or (3) the total market value of the participant’s before-tax, after-tax and rollover account balances not invested in the Self-Managed Fund, with a minimum loan amount of $1,000. However, for participants in the OfficeMax, Inc. Savings Plan for years prior to 2005,  participants could borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the current value of their vested account balance.

Beginning January 1, 2005, new loans are repayable over a maximum of five years. Loans issued prior to January 1, 2005, are repayable through payroll deductions over periods ranging from one to ten years, except that loans issued from the OfficeMax, Inc. Savings Plan have a maximum term of five years.

The Plan indicates that defaulted loans are due in full by the quarter following the quarter in which the payment should have been received. If payment is not received, the entire outstanding loan balance will be considered a taxable distribution from the plan. Defaulted amounts that are considered distributions are included within participant withdrawals in the Statement of Changes in Net Assets Available for Benefits.

As of January 1, 2005, the participant loan rate for all new loans is tied to the Prime Rate plus 1% and set once a month. For participant loans  prior to January 1, 2005, the plan administrator determined the interest rate, which was based on prevailing market conditions and fixed over the life of the note. However, for participant loans in the OfficeMax, Inc. Savings Plan prior to January 1, 2005, the interest rate on participant loans was equal to the Prime Rate published in the Wall Street Journal on the first day of the calendar quarter in which the loan was effective plus 1%. Interest rates on loans outstanding in the OfficeMax, Inc. Savings Plan at December 31, 2006 ranged from 8.5% to 9.25%. Interest rates on loans outstanding in the OfficeMax, Inc. Savings Plan at December 31, 2005 ranged from 6.25% to 8.00%.

(i)                        Distributions

On termination of employment, where an account balance is greater than $1,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or partial withdrawals or payments over varying periods. On termination of employment, where an account balance is $1,000 or less, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The $1,000 limit was $5,000 prior to March 28, 2005.

(2)                     Summary of Accounting Policies

The Plan follows the significant accounting policies listed below:

(a)                     Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

(b)                     Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)                      Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(d)                     Expenses

The Plan provides that all expenses of administration of the Plan shall be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan are paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

(e)                      Rollovers from Other Plans

During the plan year ended December 31, 2006, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) plans sponsored by previous employers into the Plan.

(f)                        Financial Instruments

The Plan offers a number of investment options including the OfficeMax Common Stock Fund and a variety of pooled or collective investment funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Through December 31, 2004, the Plan occasionally used financial instruments, such as interest rate and stock index futures and foreign exchange contracts, to hedge interest rate, stock price, and foreign exchange exposure (see note 5). After January 1, 2005, the Plan no longer owns direct investments in interest rate and stock index futures and foreign exchange contracts; however, the institutional investment funds the Plan owns units of may include these types of investments. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections (see note 1). Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the OfficeMax Common Stock Fund, which invests in securities of a single issuer. As of December 31, 2006, the Plan’s total investment in OfficeMax Common Stock is $21,632,137.

(g)             New Accounting Standards

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. As required by the FSP, the provisions of the FSP were applied retroactively. Accordingly, the Statement of Net Assets Available for Benefits as of December 31, 2005 has been restated.

 (3)                  Plan Termination

While the Company has not expressed any intention to do so, it has the right to terminate the Plan at any time. In the event of plan termination, participants will become fully vested in their accounts. The merger with three other plans on December 31, 2004 did not constitute a termination (see note 1).

(4)                     Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2006	2005
Net assets:
OfficeMax Savings Plan Trust	$57,276,855	$60,957,299

Year ended
December 31,
2006
Changes in net assets:
Dividend income	$4,165,675
Company contributions, net of forfeitures	(3,693)
Transfers	(4,589,885)
Participant withdrawals	(3,251,754)
Administrative expenses	(787)
$(3,680,444)

 (5)                  OfficeMax Savings Plan Trust

On December 31, 2004, the Company merged the QUEST, RSP, and OfficeMax, Inc. Savings Plan into the Boise Cascade Corporation Savings and Supplemental Retirement Plan (SSRP). This left the Company with one consolidated savings plan. Effective January 1, 2005, the resulting combined plan was renamed the OfficeMax Savings Plan. The Plan is part of a bundled service arrangement through Citistreet L.L.C. with various investment options.

The Plan’s investments in the collective common trust funds are stated at fair value which is valued at net asset value per share/unit times the number of shares/units at year end less allocated plan administrative expenses. The Company common stock held by the Plan is valued at its quoted market price less allocated plan administrative expenses. Participant loans are valued at cost, which approximates fair market value. The Series D Preferred Stock held by the ESOP component of the Plan Trust is valued at $45 per share, which represents the minimum amount at which it can be redeemed.

The Plan Trust’s Stable Value Fund holds certain guaranteed investment contracts and other fixed income securities (together, the Contracts) in the Trust. These Contracts were reported at estimated fair value as reported by the investment manager (see note 2 — New Accounting Standards).  The estimated fair value of the Contracts was based on current interest rates for similar investments with like maturities at December 31, 2006 and 2005.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net assets of the OfficeMax Savings Plan Trust as of December 31, 2006 are as follows:

	Participant directed	Nonparticipant- directed Employee Stock Ownership Plan Component	Total combined funds
Investments, at fair value:
Common\collective trust funds	$431,264,336	$—	$431,264,336
OfficeMax common stock fund	21,632,137	—	21,632,137
OfficeMax ESOP component	—	57,276,855	57,276,855
Net assets available for benefits, at fair value	452,896,473	57,276,855	510,173,328
Adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts	2,326,596	—	2,326,596
Net assets available for benefits	$455,223,069	$57,276,855	$512,499,924

The net assets of the OfficeMax Savings Plan Trust as of December 31, 2005 are as follows:

	Participant directed	Nonparticipant- directed Employee Stock Ownership Plan Component	Total combined funds
Investments, at fair value:
Common\collective trust funds	$432,647,118	$—	$432,647,118
OfficeMax common stock fund	15,669,144	—	15,669,144
OfficeMax ESOP component	—	60,957,299	60,957,299
Net assets available for benefits, at fair value	448,316,262	60,957,299	509,273,561
Adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts	1,381,820	—	1,381,820
Net assets available for benefits	$449,698,082	$60,957,299	$510,655,381

Changes in the assets and liabilities of the OfficeMax Savings Plan Trust for the year ended December 31, 2006 are as follows:

		Nonparticipant directed
	Participant	Employee Stock Ownership Plan Component	Total combined
	Directed	Allocated	funds
Net appreciation in fair value of investments:
Common\collective trust funds	$39,647,211	$—	$39,647,211
OfficeMax common stock fund	11,961,027	—	11,961,027
	51,608,238	—	51,608,238
Dividend income	275,222	4,165,675	4,440,897
Transfers	4,589,885	(4,589,885)	—
Net amounts withdrawn by participating plans	(81,979,811)	(3,256,234)	(85,236,045)
Net transfers into the OfficeMax Savings Plan Trust	31,031,453	—	31,031,453
Net (decrease) increase	$5,524,987	$(3,680,444)	$1,844,543

The following presents investments, at fair value, that represent 5% or more of the OfficeMax Savings Plan Trust’s net assets at December 31, 2006:

INVESCO Stable Value Fund, 19,132,870 units	$206,226,593
SSGA S&P 500 Index Fund, 8,189,765 units	99,226,618
SSGA Mid/Small Cap Index Fund, 2,705,086 units	34,008,594
SSGA Moderate Asset Allocation Fund, 2,590,841 units	30,227,487
OfficeMax ESOP Component (1,274,211 shares of OfficeMax Incorporated Preferred Stock)	57,276,855

State Street Bank and Trust Company is the trustee as defined by the OfficeMax Savings Plan Trust and therefore, the SSGA transactions qualify as exempt transactions with a party in interest. Administrative expenses consisting of investment management fees, recordkeeping fees, and other administrative expenses for the OfficeMax Savings Plan totaled $1,569,275 for the year ended December 31, 2006.

(6)                     Employee Stock Ownership Plan (ESOP) Component

The ESOP is a financial component added to the Plan in 1989 to facilitate the Company’s matching contributions for certain participants as described in Note 1. The eligibility requirements associated with the ESOP fund component are described in Note 1. The ESOP fund consists of Company matching contributions as described below; employees, cannot invest any other contributions in the ESOP fund component .

On July 10, 1989, the plan trustee acquired 6,745,347 shares of OfficeMax Incorporated (formerly Boise Cascade Corporation) Series D Convertible Preferred Stock (Preferred Stock) for $303,541,000 using proceeds from loans made or guaranteed by the Company. Shares of Preferred Stock were allocated to certain participants’ accounts in accordance with the terms of the ESOP component. Matching allocations were made to eligible participants’ ESOP accounts equal in value at the time made in 2004, for employee participants not in the contract office supply business, at a rate of 70% of the participants’ contributions to the Plan, up to the first 6% of the participant’s eligible compensation, and at a rate of 50% for employee participants in our contract office supply business, up to the first 6% of the participant’s eligible compensation. The Company made cash contributions to the ESOP component of the Plan through 2004 which, when aggregated with dividends paid on the Company’s Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP component, equaled the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, proceeds of which were used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan. However, the Company contributed additional cash equal to the amount needed to cash out retired shares for a short period in late 2003 and early 2004. This allowed the retired shares to stay in the ESOP component and be reissued for use as Company match. The purpose of making the additional contributions was to make certain that there were enough shares available to allocate for Company match through the end of 2004. A small balance of 85,019 recycled shares remained in the ESOP component to be allocated at December 31, 2004, and was used for Company match in 2005. The matching rate for all participants in 2005 is 50%, up to the first 6% of the participant’s eligible compensation. Since the shares ran out on September 23, 2005, the Company match has been made in cash.

The Preferred Stock had an issue price of $45 per share, can be converted by the Plan’s trustee at any time into Common Stock at a conversion ratio of .80357 share of Common Stock for each share of Preferred Stock, and pays an annual dividend, in semiannual installments, of $3.31875 per share. Subject to certain restrictions prior to June 28, 1993, and at any time thereafter, the Company can redeem the Preferred Stock. The Preferred Stock may not be redeemed for less than the $45 per share liquidation preference. At December 31, 2006 and December 31, 2005, the Preferred Stock was valued at $45 per share, which represents the minimum amount at which it can be redeemed.

The Preferred Stock is held by the trustee in a separate “ESOP Component Suspense Account” and is pledged as collateral for any remaining unpaid portion of the loan drawn by the trustee to fund the ESOP component (ESOP Loan). At December 31, 2006 and December 31, 2005, there were no shares of Preferred Stock held in the ESOP Component Suspense Account to be allocated to participants, since the ESOP Loan was paid off June 28, 2004.

(7)                     Investments

There were no investments outside of the OfficeMax Savings Plan Trust that represent 5% or more of the Plan’s net assets.

(8)                     Income Tax Status

The Plan obtained its latest determination letter on August 18, 2003, wherein the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related Trust was tax exempt as of the financial statement date.

(9)      Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500:

Net assets available for benefits per the financial statements	$545,707,660
Adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts	(2,326,596)
Net assets available for benefits per the Form 5500	$543,381,064

The accompanying financial statements present the interest in a common collective trust relating to fully benefit-responsive investment contracts at contract value. The Form 5500 requires the interest in a common collective trust  relating to fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts represent a reconciling item.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OfficeMax Savings Plan

By:	/s/ Jeff Johnson
Jeff Johnson
Chair, Retirement Committee

Date: June 28, 2007

OFFICEMAX
SAVINGS PLAN

Filed with the Report
on Form 11-K for the Plan Year Ended
December 31, 2006

Index to Exhibits

Reference	Description	Page number (1)
Exhibit A	Consent of Independent Registered Public Accounting Firm Dated June 28, 2007	18

(1)             This material appears only in the manually signed original of the report on Form 11-K.

Exhibit A

Consent of Independent Registered Public Accounting Firm

The Board of Directors and the Retirement Committee of OfficeMax Incorporated and
    the Plan Administrator of the OfficeMax Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-113648) on Form S-8 of OfficeMax Incorporated of our report dated June 28, 2007, with respect to the statements of net assets available for benefits of the OfficeMax Savings Plan as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2006, and the related supplemental schedule as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the OfficeMax Savings Plan.

/s/ KPMG LLP

Chicago, Illinois
June 28, 2007

Schedule 1

OFFICEMAX
SAVINGS PLAN
Form 5500 — Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Units	Current value
Participation in OfficeMax Savings Plan Trust	Conservative asset allocation fund	343,742	$3,806,497
	Moderate asset allocation fund	2,590,841	30,227,487
	Aggressive asset allocation fund	973,656	11,970,745
	Stable value fund, at fair value	19,132,870	206,226,593
	Bond market index fund	1,148,362	12,209,889
	S&P 500 index fund	8,189,765	99,226,618
	Mid\Small cap index fund	2,705,086	34,008,594
	International equity fund	1,640,295	23,493,705
	Real estate index fund	633,012	10,094,208
	OfficeMax common stock fund*	1,351,585	21,632,137
	OfficeMax ESOP component* (OfficeMax Incorporated Preferred Stock)	1,274,211	57,276,855
Participant Self Managed Account	Self Managed Account	n/a	20,655,694
Participant loans*	2,844 loans to participants, varying maturity dates thru 2011, interest rates ranging from 8.5% — 9.25%	n/a	11,252,010
	Total of assets		$542,081,032

*                    Party in interest.

See accompanying report of independent registered public accounting firm.